

September 2004

During the course of this presentation, the Company may make projections or other forward-looking remarks regarding future events or the future financial performance of the company. Such forward-looking statements can be identified by the use of terminology such as "believes," "expects," "anticipates," "plans," "will," "could," or "should." We caution you that such statements are predictions and that actual events or results may differ materially. Please refer to the documents the Company files from time to time with the SEC, including the Company's annual and quarterly reports. These documents contain important factors that could cause actual results to differ materially from those contained in the company's projections or forward-looking statements.

Agenda

➢ **Strategic Highlights**

➢ Investment Facts

➢ Market Overview

➢ Company Overview

➢ Financial Summary

➢ Summary

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CAREER COLLEGES, INC.

Strategic Highlights

➢ **Pure-play provider of career education in the allied health field**

➢ **Most campuses have over 30 years of experience in the allied health field**

➢ **Highly regarded programs with a strong reputation among students, faculty, and the health care community**

➢ **Recently expanded classroom capacity to provide for future growth**

➢ **Demand for health care jobs will increase 21% to 35% over the next ten years**

CONCORDE
CAREER COLLEGES, INC.

Agenda

➢ **Strategic Highlights**

➢ **Investment Facts**

➢ **Market Overview**

➢ **Company Overview**

➢ **Financial Summary**

➢ **Summary**

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CAREER COLLEGES, INC.

Investment Facts

- ➢ **Market opportunity**
  - ➢ Aging baby boomer population with one in five Americans over 55 and 30% between the ages of 36 and 54 will increase demand for health care workers
  - ➢ Nursing shortage
  - ➢ Demand for all health care jobs will increase

- ➢ **2003 Financial performance**
  - ➢ Enrollment increased 11.1% to 9,454
  - ➢ Revenue increased 22.3% to $74.7 million
  - ➢ Diluted income per share was $.99 compared to $.68 in 2002

- ➢ **June 2004 – Six month performance**
  - ➢ Enrollments increased 3.5% to 4,829 for the six months ended June 30, 2004
  - ➢ Revenue increased 16.3% $41.0 million for the six months

CONCORDE
CAREER COLLEGES, INC.

Education Counts

CONCORDE

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Salary Gap between High School and Associate Degree Graduates

Median earnings in 1998 Dollars.

Source: Bureau of Labor Statistics.



Earning Power of a 30-Year Old Man With a High School Diploma

Data in 1995 Dollars.

Source: Michael Milken.



CONCORDE CAREER COLLEGES, INC.

Education and Health Care: Megatrends

➢ **Health care in 2000**

  ➢ Largest piece of GDP – 14%

  ➢ $2.3 trillion, or 16% of $14.4 trillion U.S. capital markets

➢ **Demographics**

  ➢ Aging baby boomer population

    ➢ Over 56 million Americans 55 and older

    ➢ Additional 80 million Baby Boomers between 35 and 54

    ➢ Enormous strain on health care delivery system

  ➢ Significant nursing shortage

    ➢ RN population under the age of 30 dropped to 9% in 2000 from 25% in 1980

➢ **Health care job explosion**

  ➢ Over 50% of the U.S. Department of Labor's fastest growing occupations (2000-2010) are health care-related

  ➢ Majority require moderate-term training

  ➢ Number of jobs projected to increase by over 45%

CONCORDE CAREER COLLEGES, INC.

Agenda

- ➤ Strategic Highlights

- ➤ Investment Facts

- ➤ Market Overview

- ➤ **Company Overview**

- ➤ Financial Summary

- ➤ Summary

Experienced Management Team

Name	Position	Prior Experience / Affiliations
Jack Brozman	Chairman, President & CEO	Chairman, President & CEO, La Petite Academy - 14 years
Paul Gardner	VP & CFO	Controller, La Petite Academy - 16 years of multi-site / education / public company experience
Gene Johnson	VP, Operations	Over 25 years of education experience
Patrick Debold	VP, Academic Affairs	19 years of proprietary education experience
Vickey Cook	VP, Compliance	Over 20 years of proprietary education experience
Diana Hawkins-Jenks	VP, Human Resources	VP, Human Resources, La Petite Academy, 14 years of multi-site / education experience

CONCORDE
CAREER COLLEGES, INC.

Concorde Campuses

C O N C O R D E


WA
OR
CA
NV
ID
MT
WY
UT
AZ
CO
NM
ND
SD
NE
KS
OK
TX
MN
IA
MO
AR
LA
WI
IL
MI
IN
OH
KY
TN
MS
AL
GA
FL
SC
NC
VA
W. VA
PA
NY
VT
NH
ME
MA
RI
CT
NJ
DE
MD
DC
Campuses

Demographics

- ➢ **12 campuses**

- ➢ **Student enrollment of 9,454 in 2003**
  - ➢ Students aged 18-30 represent over 70% of total
  - ➢ Students aged 31-40 represent over 18% of total
  - ➢ Women represent 85% to 90% of total

- ➢ **Small class size with average of 12 to 15 students per class**

- ➢ **Completion and attrition rates**
  - ➢ Over 63% completion rate
  - ➢ Less than 6% of student population withdraws each month
  - ➢ Average completion rates for 4-year colleges is 50%, community colleges average 20%

CONCORDE
CAREER COLLEGES, INC.

Program Overview

➢ **13 primary programs conferring diplomas, certificates, and associate degrees in allied health occupations**

  ➢ Supplemented by short term courses / programs and certification test preparations

➢ **Non-traditional academic calendar**

  ➢ Most programs commence monthly

  ➢ Program length generally ranges from 10 to 14 months

  ➢ Generally 720 to 2,265 hours of instruction

➢ **Hands-on learning experience**

  ➢ Classroom atmosphere is supplemented by lab experience and externship or clinical experience

➢ **Total cost per program: $7,700 to $26,000**

CONCORDE
CAREER COLLEGES, INC.

Programs of Study -- Course Offerings

Core Programs

➢ Medical Assistant – 12 campuses

➢ Medical Office Assistant / Professional – 2 campuses

➢ Insurance Coding and Billing Specialist – 9 campuses

➢ Dental Assistant – 12 campuses

➢ Massage Therapy – 3 campuses

Other Programs With Externship

➢ Pharmacy Technician - 1 campus

➢ Patient Care Technician – 3 campuses

➢ Health Unit Coordinator – 1 campus

➢ Clinical Lab Assistant – 1 campus

Clinical Programs

➢ Vocational / Practical Nursing – 8 campuses

➢ Respiratory Therapy - 3 campuses

➢ Advanced Respiratory Therapy - 3 campuses

➢ Surgical Technology – 5 campuses

➢ Radiologic Technology – 1 campus

Program Status

Programs started in 2003

➢ Practical Nursing

➢ Medical Assistant

➢ Surgical Technology

Programs started in 2004

➢ Dental Assistant

➢ Surgical Technology

➢ Health Unit Coordinator

Programs currently approved with enrollments expected in 2004

➢ Associate of Science in Respiratory Therapy – 2 campuses

➢ Pharmacy Technician

➢ Surgical Technologist

Anticipate Three Additional program approvals and starts in 2004

Growth Strategy

➢ **Growth in existing programs in current markets**

➢ **Addition of Respiratory Therapy and Vocational Nursing at all campuses**

➢ **Addition of Associate Degrees at all campuses**

➢ **Additional programs at existing campuses**

➢ **Selective acquisitions**

➢ **Branching into new and existing markets**

Agenda

➢ **Strategic Highlights**

➢ **Investment Facts**

➢ **Market Overview**

➢ **Company Overview**

➢ **Financial Summary**

➢ **Summary**

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Financial Comparisons

		2000	2001	2002	2003	Six Months 6/30/2003	Six Months 6/30/2004
Revenue		38,785	49,049	61,112	74,714	35,250	41,002
Percentage change to prior period		9.9%	26.5%	24.6%	22.3%		16.3%
Operating Income		(426)	2,487	6,700	9,916	4,851	4,011
Percentage change to prior period		-30.4%	683.8%	169.4%	48.0%		-17.3%
Net income (loss)		(352)	1,633	4,234	6,163	3,020	2,501
Percentage change to prior period		-26.2%	563.9%	159.3%	45.6%		-17.2%
Diluted EPS	$	(0.14)	$ 0.28	$ 0.68	$ 0.99	$ 0.48	$ 0.39
Percentage change to prior period		-12.5%	300.0%	142.9%	45.6%		-18.8%
Student Enrollment		6,072	7,080	8,510	9,454	4,666	4,829
Percentage change to prior period		7.8%	16.6%	20.2%	11.1%		3.5%
Average student population		3,649	4,257	5,069	5,859	5,595	6,136
Percentage change to prior period		10.6%	16.7%	19.1%	15.6%		9.7%

Selected Metrics

(Numbers in 1,000)	2000	2001	2002	2003	Six Months 6/30/2003	Six Months 6/30/2004
Cash & temporary investments	5,128	9,739	12,298	19,813	15,352	19,303
Percentage change to prior period	130.1%	89.9%	26.3%	61.1%		25.7%
Capital expenditures	794	827	1,842	3,237	1,463	2,276
Percentage change to prior period	-10.7%	4.2%	122.7%	75.7%		55.6%
Campus moves				2	2	2
Square footage	235	245	270	321	278	332
Percentage change to prior period	4.8%	4.3%	10.2%	19.3%		19.4%
Depreciation & amortization	1,151	998	992	1,488	708	953
New Programs	4	7	3	3	1	3

CONCORDE
CAREER COLLEGES, INC.

Agenda

➢ **Strategic Highlights**

➢ **Investment Facts**

➢ **Market Overview**

➢ **Company Overview**

➢ **Financial Summary**

➢ **Summary**

CONCORDE
CAREER COLLEGES, INC.

C O N C O R D E

Summary

- **Addressing Critical Need in Market**
- **Health Care Focused Education**
- **Incredible Long-term Demand for Health Care Workers**

CONCORDE CAREER COLLEGES, INC.